Exhibit 99.5

NICE Recognized for Setting New Standards in the Market with 2017
CRM Service Rising Star Award

NICE acknowledged for leadership in Workforce Optimization (WFO), Enterprise Feedback
Management and "indelible mark" left on the market after inContact acquisition

Hoboken, NJ, March 28, 2017 – NICE (Nasdaq:NICE) today announced that it has received the 2017 Service Rising Star Award from CRM Magazine for the initiatives and acquisitions undertaken by the company in the last year. This is the third consecutive year NICE has been recognized with such an award.

According to CRM Magazine, rising stars are, "typically growing companies, with game-changing products. Their executives have clearly defined visions, which they are able to project across their entire organizations. They tend to be energetic, entrepreneurial, exciting places to work, where employees are motivated by a commitment to innovate or disrupt their industry."

Miki Migdal, president of the NICE Enterprise Product Group, said: "2016 was a successful year for NICE, helping us further solidify our position as the leading enterprise software vendor in the contact center space. To this end, we are continuously innovating and building our technology arsenal. Our efforts have been focused on reinventing customer service by delivering 'Analytics with no Limits' and a robust workforce optimization offering, combined with the power of the cloud contact center, and we believe that the adoption of these three elements together is what will enable organizations to reinvent customer service."

NICE was also named a leader in two additional categories:

The 2017 CRM Service Leaders: Workforce Optimization – NICE received top scores for company direction and depth of functionality and stood out for its "unrivaled breadth" and "heavy-duty functionality." The company was also lauded for having leadership that will take it in the right direction, with a focus on moving WFO to the cloud.

The 2017 CRM Service Leaders: Enterprise Feedback Management – NICE jumped onto the leaderboard for its company direction and customer satisfaction, as well as depth of functionality. The company was recognized for "incorporating a real-time element into its customer feedback systems – a component that reflects customer demand for expedited responses to their queries."

The 2017 CRM Service Rising Star Award winners can be found in the April edition of CRM Magazine.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analysis of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud, and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Erik Snider, +1 551 256 5274, erik.snider@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.